Exhibit (a)(1)(v)
Tender Offer by
EGL, INC.
To Purchase for Cash
Up to 9,615,000 Shares of Its Common Stock
(Including the Associated Preferred Stock Purchase Rights)
At a Purchase Price of Not Greater Than $26.00 Nor Less Than $22.50 Per Share
THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, SEPTEMBER 28, 2005, UNLESS THE TENDER OFFER IS EXTENDED.
August 30, 2005
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
      We have been appointed by EGL, Inc., a Texas corporation (“EGL”), to act as Dealer Manager in connection with EGL’s offer to purchase up to 9,615,000 shares of its common stock, par value $0.001 per share (such shares, together with all other outstanding shares of common stock of EGL, are herein referred to as the “shares”), at a price not greater than $26.00 nor less than $22.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in EGL’s Offer to Purchase, dated August 30, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (which, as may be amended or supplemented from time to time, together constitute the “tender offer”). Unless the context requires otherwise, all references to EGL’s shares shall include the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of May 23, 2001, between EGL and Computershare Investor Services, L.L.C., as Rights Agent. All shares tendered and purchased will include such associated preferred stock purchase rights. All capitalized terms used herein without definition have the meanings set forth in the Offer to Purchase.
      EGL will determine a single per share price, not greater than $26.00 nor less than $22.50 per share, that it will pay for the shares properly tendered and not properly withdrawn pursuant to the tender offer taking into account the number of shares so tendered and the prices specified by tendering shareholders. EGL will select the purchase price that will allow it to purchase 9,615,000 shares (or such lesser number as are properly tendered and not properly withdrawn) pursuant to the tender offer. EGL will purchase all shares validly tendered at prices at or below the purchase price and not withdrawn upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, including the provisions relating to “odd lot” tenders, proration and conditional tender described in the Offer to Purchase.
      Shares tendered at prices in excess of the purchase price and shares not purchased because of proration or conditional tenders will be returned at EGL’s expense to the shareholders who tendered such shares promptly after the Expiration Date.
      As described in the Offer to Purchase, in the event the final purchase price is less than the maximum price of $26.00 per share and more than 9,615,000 shares are tendered in the tender offer at or below the purchase price, EGL intends to exercise its right to purchase up to an additional 2% of its outstanding shares without extending the tender offer so that it repurchases up to $250 million of its shares. By way of example, if the final purchase price is

$25.00 per share, EGL intends to purchase up to an additional 385,000 of its outstanding shares to the extent tendered in the tender offer. EGL also expressly reserves the right, in its sole discretion, to purchase additional shares subject to applicable legal requirements. See Section 1 of the Offer to Purchase.
      For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Offer to Purchase, dated August 30, 2005;

2. Letter of Transmittal for your use and for the information of your clients, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withholding. Facsimile copies of the Letter of Transmittal, with manual signatures, may be used to tender shares;

3. Notice of Guaranteed Delivery to be used to accept the tender offer if the shares and any other required documents cannot be delivered to the Depositary by the Expiration Date (as defined in the Offer to Purchase) or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

4. Letter to Shareholders, dated August 30, 2005;

5. A printed form of letter that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with an instruction form provided for obtaining the client’s instructions with regard to the tender offer; and

6. A return envelope addressed to Computershare Investor Services, L.L.C., the Depositary, for your use only.
      EGL has received commitments for debt financing to purchase shares in the tender offer as described in Section 9 of the Offer to Purchase. The tender offer is subject to certain conditions, including EGL completing its debt financing. See Section 7 of the Offer to Purchase. The tender offer is not conditioned on any minimum number of shares being tendered.
      WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, SEPTEMBER 28, 2005, UNLESS THE OFFER IS EXTENDED.
      For shares to be properly tendered pursuant to the tender offer:

(1) the share certificates or confirmation of receipt of such shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary; or

(2) the tendering shareholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and related Letter of Transmittal.
      EGL will not pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager and Information Agent as described in the Offer to Purchase) for soliciting tenders of shares pursuant to the tender offer. EGL will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. EGL will pay all stock transfer taxes applicable to its purchase of shares pursuant to the tender offer, subject to Instruction 9 of the Letter of Transmittal. No broker, dealer, bank, trust company or fiduciary shall be deemed to be either our agent or the agent of EGL, the Information Agent or the Depositary for the purpose of the tender offer.

      Requests for additional copies of the enclosed materials and any inquiries you may have with respect to the tender offer should be addressed to the Information Agent or the undersigned at the address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

BANC OF AMERICA SECURITIES LLC
      NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF EGL, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE TENDER OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.

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